UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates. Unless otherwise indicated, references here to “$” are expressed in U.S. dollars.

Litigation and Arbitration Updates

Hong Kong Arbitration Update

As previously disclosed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), on April 6, 2023, the arbitrator (the “arbitrator”) in the Company’s ongoing arbitration with Greater Sail Limited (“GSL”) in Hong Kong issued the first partial award, dismissing all of GSL’s claims against the Company. In response, on April 20, 2023, GSL initiated proceedings before the High Court of the Hong Kong Special Administrative Region, Court of First Instance (the “Hong Kong Court”) to set aside the arbitrator’s first partial award. The Hong Kong Court issued a judgment on December 29, 2023 on GSL’s application, remitting the award back to the arbitrator to address any public policy concerns and take such action that would eliminate any grounds to set aside the first partial award. A new hearing with the arbitrator has been set to take place between March 22, 2024 and March 25, 2024. In the interim, the arbitrator ordered GSL to pay $1.5 million as security for the Company’s legal fees and costs into escrow.

BVI Litigation Update

As previously disclosed, on April 7, 2022, the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court delivered a judgment against the Company and in favor of West Ridge Investment Company Limited (“West Ridge”) in the amount of $23.8 million (the “West Ridge Judgment”). The West Ridge Judgment stemmed from a settlement and indemnity agreement between the Company and West Ridge. As further disclosed, on July 27, 2023, the Eastern Caribbean Court of Appeal dismissed the Company’s appeal and affirmed the West Ridge Judgement.

On February 16, 2024, the Eastern Caribbean Court of Appeal heard the Company’s application to seek leave to further appeal the West Ridge Judgment to the Judicial Committee of the Privy Council. The Eastern Caribbean Court of Appeal reserved judgment.

China Nuclear Industry 22nd Construction Co., Ltd. Litigation

As previously disclosed in the Company’s filings with the SEC, in March 2023, the Company learned that China Nuclear Industry 22nd Construction Co., Ltd. (“CNI22”) had filed a claim in the Shenzhen Intermediate People’s Court (the “Shenzhen Court”) of the People’s Republic of China (the “PRC”) against a subsidiary of the Company, Nam Tai Investment (Shenzhen) Co., Ltd. (“NTI”). The dispute arose from a construction contract where CNI22 was the lead contractor for the construction of the Nam Tai Technology Center.

Further, as part of the litigation proceeding, at the request of CNI22, the Shenzhen Court had previously issued a property preservation order (the “Preservation Order”) over the below listed assets of NTI:

(i) NTI’s bank accounts, including accounts at Bank of China, China Construction Bank and China Rural Commercial Bank;

(ii) NTI’s real estate assets located at Building No. 1 (office building), Building No. 2 (office building), Building No. 3 (factory building) and Building No. 4 (equipment building) at the Namtai Road, Gushu, Xixiang Street, Bao’an District, Shenzhen.

In December 2023, the Shenzhen Court rendered a judgement (the “Judgment”), which granted CNI22’s claims in part. The Shenzhen Court held that, within a specified period, NTI was required to pay CNI22 a sum of approximately RMB 55,592,965 plus related interest expenses. All other claims presented by CNI22 to the Shenzhen Court against NTI were rejected.

On or around January 16, 2024, CNI22 filed an application for compulsory enforcement of the Judgment before the Shenzhen Court. On or around February 2, 2024, the Shenzhen Court granted CNI22’s application and entered the Judgment enforcing the ruling, pursuant to which CNI22 received the balance of NTI’s bank accounts, which contained approximately RMB 55,731,484. The case was closed and the Preservation Order has been lifted. Other preservation orders affecting the Company, including those related to the proceedings before the Hong Kong Court (as defined herein), remain in place.

Appointment of Chief Financial Officer

On March 6, 2024, the Board appointed Yuhua (“Lillian”) Zhang (“Ms. Zhang”) to the role of Chief Financial Officer (“CFO”) of the Company. Ms. Zhang has served as the managing director of YWK Consulting (“YWK”), a consulting firm in the PRC, since 2019, where she has provided clients financial advisory services, including corporate finance, forensic accounting and litigation support as an expert accountant. Ms. Zhang’s previous experience includes serving as the managing director and head of the China office of Zolfo Cooper Asia, as a senior director at FTI Consulting China, and as an associate director at Ferrier Hodgson China. Ms. Zhang is a member of the Institute of Chartered Accountants Australia & New Zealand and a member of Insol International. Ms. Zhang received a Master of Commerce in Accounting with Finance from the University of Sydney. Ms. Zhang has more than twenty years of experience in the Asia-Pacific region and is experienced in advising clients on investment monitoring, corporate strategy, restructuring, performance improvement and investment opportunity analysis. The Board believes Ms. Zhang’s prior experience and current involvement in the Company’s continued efforts to obtain total on-shore control of the Company’s assets in the PRC provide her with the requisite experience to serve as the CFO of the Company.

In 2023, the Company paid YWK $180,100 to conduct consulting services for the Company’s operations in the PRC.

Ms. Zhang and the Company entered into an employment agreement (the “Employment Agreement”), effective March 1, 2024, regarding Ms. Zhang’s service as the Company’s CFO. Under the Employment Agreement, Ms. Zhang’s initial period of employment will continue for one year from the date Ms. Zhang and the Company entered into the Employment Agreement. Further, Ms. Zhang’s salary will be $500,000 (“Base Salary”) and she will receive a one-time share option grant of 100,000 shares of the Company which will vest in five (5) equal installments, subject to the Board’s approval. The Employment Agreement includes customary non-disclosure, non-competition, non-solicitation, and non-disparagement provisions. In addition, Ms. Zhang may be eligible to receive additional equity-based incentive awards.

Under the Employment Agreement, in the event that the Company terminates Ms. Zhang for any reason, the Company has agreed to pay Ms. Zhang any amount of Base Salary that has been accrued but not paid. The Company will have no further severance obligations to Ms. Zhang under the Employment Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2024

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer